May 26, 2009

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Attention:  Mr. Douglas Brown

VIA EDGAR and FACSIMILE (703) 813-6982

Re:

Timberline Resources Corporation – Withdraw of Request for Acceleration

Registration Statement on Form S-1/A

Filed originally filed on February 27, 2009, amended April 22, 2009 and May 14, 2009

File No. 333-157607

Ladies and Gentlemen:

On behalf of Timberline Resources Corporation, based on our counsel’s conversation with Douglas Brown on May 22, 2009, we hereby respectfully withdraw our request that the Commission accelerate the effectiveness of the above-referenced amended Registration Statement on S-1/A (333-157607).

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

TIMBERLINE RESOURCES CORPORATION

/s/ Craig Crowell

Craig Crowell

Chief Accounting Officer